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SEC
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MAR 04 2014

Washington, DC
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14048915

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67771

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL CITY SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1335 Dublin Road, Ste: 122-D
(No. and Street)

Columbus (City) OH (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Carlin 614-485-3107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard B. Downs, CPA - HHH CPA Group, LLC
(Name – *if individual, state last, first, middle name*)

1250 Old Henderson Rd (Address), Columbus (City) OH (State) 43220 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd E. Crawford, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Shelley A. Pfaub
Notary Public, State of Ohio
My Commission Expires 04-22-2018

Signature

President & C.E.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HHH
CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

Members
Capital City Securities, LLC
Columbus, Ohio

Independent Auditors' Report

Report on the Financial Statements

We have audited the accompanying financial statements of Capital City Securities, LLC (an Ohio limited liability corporation), which comprise the balance sheets as of December 31, 2013 and 2012 and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital City Securities, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5is fairly stated in all material respects in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

Richard B. Dumas

Richard B. Dumas, CPA
February 26, 2014

CAPITAL CITY SECURITIES, LLC

BALANCE SHEETS

DECEMBER 31, 2013 AND 2013

	2013	2012
ASSETS		
Cash	$ -	$ 13,858
Deposit with clearing organization	50,000	50,000
Fees receivable	29,152	36,880
Receivable from broker-dealers and clearing organization	36,527	16,228
Accounts receivable - other	20,328	13,494
Accounts receivable - related party	17,695	20,871
Other assets	1,336	186
Total current assets	155,038	151,517
Long-term assets	-	-
	$ 155,038	$ 151,517
LIABILITIES AND MEMBERS' EQUITY		
Bank overdraft	$ 1,894	$ -
Accounts payable	2,660	11,346
Commissions payable	58,155	51,175
Other liabilities	1,155	352
Total current liabilities	63,864	62,873
Long-term debt	-	-
Total liabilities	63,864	62,873
Members' equity:		
Contributed capital	205,000	205,000
Retained earnings	(113,826)	(116,356)
Total members' equity	91,174	88,644
	$ 155,038	$ 151,517

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
Commissions	$ 1,299,323	$ 927,210
Other income	54,124	29,150
Total revenues	1,353,447	956,360
Expenses:		
Commissions	861,472	638,591
Clearing house charges	224,136	142,881
Professional fees	89,667	62,694
Insurance	36,529	7,514
Wages	20,022	22,956
Licenses, dues and subscriptions	11,575	2,387
Office rent	8,660	9,202
Computer support	5,503	2,107
Telephone	2,523	2,321
Other	5,830	3,132
Total expenses	1,265,917	893,785
Net income	$ 87,530	$ 62,575

See accompanying notes to financial statements

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMEBERS' EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Contributed Capital:		
Balance at beginning of year	$ 205,000	$ 205,000
Contributed capital	-	-
Balance at end of year	205,000	205,000
Retained Earnings:		
Balance at beginning of year	(116,356)	(178,931)
Net income (loss)	87,530	62,575
Distributions	(85,000)	-
Balance at end of year	(113,826)	(116,356)
Total members' equity	$ 91,174	$ 88,644

CAPITAL CITY SECURITIES, LLC

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 87,530	$ 62,575
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Fees receivable	7,728	(21,672)
Receivable from broker-dealers and clearing organization	(20,299)	15,216
Accounts receivable - other	(6,834)	(7,761)
Accounts receivable - related party	3,176	(20,871)
Prepaid expenses	-	3,790
Other assets	(1,150)	2,166
Increase (decrease) in:		
Bank overdraft	1,894	-
Accounts payable	(8,686)	(27,276)
Commissions payable	6,980	4,205
Related party payable	-	(2,415)
Other accrued liabilities	803	(832)
Total adjustments	(16,388)	(55,450)
Net cash provided by operating activities	71,142	7,125
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Distributions	(85,000)	-
Net cash used in financing activities	(85,000)	-
Net increase (decrease) in cash	(13,858)	7,125
Cash at beginning of year	13,858	6,733
Cash at end of year	$ -	$ 13,858
Supplemental disclosures:		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to financial statements

Note 1 - Summary of Significant Accounting Policies

A. Organization

Capital City Securities, LLC (the Company) was formed as a limited liability company in the State of Ohio in August 2006. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company does not hold customer funds or safe-guard customer securities and clears all transactions on a fully disclosed basis through its clearing firm.

As of December 31, 2013, the Company is licensed in 16 states, including California, Colorado, Florida, Illinois, Iowa, Indiana, Massachusetts, Michigan, New York, North Carolina, Ohio, Pennsylvania, Tennessee, Utah, Virginia, and West Virginia.

B. Management's Estimates

Management estimates are required in the preparation of financial statements in conformity with generally accepted accounting principles.

C. Cash

The Company maintains cash balances at one bank and in one money market account. The cash balance in the bank was under the federally insured limit of $250,000 as of December 31, 2013. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

D. Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

(Continued)

Note 1- Summary of Significant Accounting Policies- (Continued)

E. Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $196 and $165 in 2013 and 2012, respectively. Advertising is included in other expenses.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6.67% of total liabilities for the year ended December 31, 2013, $4,097 or $5,000. At December 31, 2013 the Company's net capital as defined by SEC Rule 15c3-1 was $48,151 above the minimum net capital required.

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2013 the ratio was 1.20 to 1.

Note 4 – Related Party Transactions

Capital City Securities, LLC is one of four subsidiaries of the parent company Capital City Partners, Inc. (CCP). Certain expenses are incurred by CCP, which then bills the four subsidiaries based on direct consumption. The expenses relating to these transactions are wages, insurance, rent, utilities, and office expenses.

Note 5 – Income Taxes

The Company is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The parent company is taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2013, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2010.

(Continued)

Note 6 – Reclassification

Certain accounts on the prior year report have been reclassified to agree with the current year presentation.

Note 7 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2013, up to the date of audit report and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 8 – Change in Treatment of Certain Revenues and Expenses

Management has changed treatment of expenses related to licensing and error and omissions insurance to include both expenses incurred by the firm and revenue received related directly to such expenses as reimbursed by Associated Persons of the firm. Beginning in 2013, the firm began treating reimbursements for expenses incurred by the firm as revenue.

(Continued)

(This area left intentionally blank)

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2013

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL		
Total members' equity		$ 91,174
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		91,174
Non-allowable assets:		
Accounts receivable – other	$ 20,328	
Accounts receivable – related party	17,695	38,023
Net capital before haircuts on securities positions		53,151
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Other securities	-	-
Total net capital		$ 53,151
Computation of aggregate indebtness – Total liabilities from Balance Sheet		$ 63,864
Ratio of aggregate indebtness to net capital		1.20 to 1

CAPITAL CITY SECURITIES, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2013

Schedule II

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 53,659
Adjustments	(508)
Net capital per audited financial statements	$ 53,151

Note: The decrease in net capital, $508, is principally due to an increase in payables to brokers or dealers.

HHH CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

UNDER SEC RULE 17A-5(g)(1)

Board of Directors
Capital City Securities, LLC

In planning and performing our audit of the financial statements of Capital City Securities, LLC for the year ended December 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because Capital City Securities, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HHH CPA Group LLC
1250 Old Henderson Road Columbus, OH 43220
614.451.4644 Office ▪ 614.451.3818 Fax
www.hhhcpagroup.com

Member: American Institute of Certified Public Accountants

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the informational use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA GROUP, LLC
Columbus, Ohio

February 26, 2014

HHH CPA GROUP

Richard B. Dumas, CPA
rdumas@hhhcpagroup.com

Dominic J. DiBartolomeo, CPA
nick@hhhcpagroup.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members
Capital City Securities, LLC
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Capital City Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Capital City Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Capital City Securities, LLC's management is responsible for Capital City Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period December 31 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
Federal Employer ID Number: 20-3767687

February 26, 2014

CAPITAL CITY SECURITIES, LLC

SCHEDULE OF ASSESSMENT PAYMENTS

YEAR ENDED DECEMBER 31, 2013

	Payment Date	Payee	Amount
1st Half	August 6, 2013	SIPC	$ 514